I, Max Kessler, certify that:

(1) the financial statements of Staymenity LLC included in this Form are true and complete in all material respects; and

(2) the tax return information of Staymenity LLC included in this Form reflects accurately the information reported on the tax return for Staymenity LLC filed for the fiscal year ended Dec 31st, 2022.

Max Kessler

CEO

25th, August 2023

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Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.